Citigroup Global Markets Holdings Inc.	May 3, 2024 Medium-Term Senior Notes, Series N Pricing Supplement No. 2024-USNCH21658 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-270327 and 333-270327-01

Autocallable Dual Directional Market-Linked Notes Linked to the S&P 500® Index Due November 6, 2025

Overview

▪	The notes offered by this pricing supplement are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the notes do not pay interest. Instead, the notes will offer the potential for a positive return at maturity, subject to potential automatic early redemption on the terms described below. Your return on the notes will depend on the performance of the underlying specified below.

▪	The notes will be automatically redeemed prior to maturity if, on any scheduled trading day during the observation period specified below, the closing value of the underlying is less than or equal to the barrier value specified below. If the notes are automatically redeemed, you will be repaid the stated principal amount of your notes and you will not receive any positive return on your investment.

▪	If the notes are not automatically redeemed prior to maturity, the notes will offer (i) the opportunity to participate in any appreciation of the underlying from its initial underlying value to its final underlying value, subject to the maximum upside return at maturity, and (ii) the opportunity for a positive return at maturity if the underlying depreciates based on the absolute value of that depreciation multiplied by the downside participation rate specified below, but only so long as the final underlying value is greater than the barrier value. If the final underlying value is less than or equal to the barrier value, you will be repaid the stated principal amount of your notes at maturity but will not receive any positive return on your investment.

▪	In exchange for these features, investors in the notes must be willing to forgo any dividends with respect to the underlying. If the notes are automatically redeemed or the final underlying value is less than or equal to the barrier value, you will not receive any positive return on your investment in the notes. Even if you do receive a positive return at maturity, there is no assurance that your total return at maturity on the notes will compensate you for the effects of inflation or be as great as the yield you could have achieved on a conventional debt security of ours of comparable maturity.

▪	To obtain the modified exposure to the underlying that the notes provide, investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Underlying:	The S&P 500® Index
Stated principal amount:	$1,000 per note
Pricing date:	May 3, 2024
Issue date:	May 8, 2024
Final valuation date:	November 3, 2025, subject to postponement if such date is not a scheduled trading day or certain market disruption events occur
Maturity date:	Unless earlier redeemed, November 6, 2025
Automatic early redemption:	If, on any scheduled trading day during the observation period, the closing value of the underlying is less than or equal to the barrier value, the notes will be automatically called on that scheduled trading day for redemption on the third business day immediately following that scheduled trading day for an amount in cash equal to $1,000 per note. If the notes are automatically redeemed, they will cease to be outstanding.
Observation period:	The period from but excluding the pricing date to but excluding the scheduled final valuation date, excluding any day on which a market disruption event has occurred
Payment at maturity:	If the notes have not been previously redeemed, you will receive at maturity, for each note you then hold, the $1,000 stated principal amount plus the note return amount
Note return amount:

▪ If the final underlying value is greater than or equal to the initial underlying value:

$1,000 x the underlying return, subject to the maximum upside return at maturity

▪ If the final underlying value is less than the initial underlying value but greater than the barrier value:

$1,000 x the absolute value of the underlying return x the downside participation rate

▪ If the final underlying value is less than or equal to the barrier value:

$0

Initial underlying value:	5,127.79, the closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the final valuation date
Barrier value:	3,589.453, 70.00% of the initial underlying value
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	17331UGE1 / US17331UGE10
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee(3)	Proceeds to issuer
Per note:	$1,000.00	$5.00	$995.00
Total:	$755,000.00	$3,775.00	$751,225.00

(Key Terms continued on next page)

(1) On the date of this pricing supplement, the estimated value of the notes is $987.60 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) The issue price for investors purchasing the notes in fee-based advisory accounts will be $995.00 per note, assuming no custodial fee is charged by a selected dealer, and up to $1,000.00 per note, assuming the maximum custodial fee is charged by a selected dealer. See “Supplemental Plan of Distribution” in this pricing supplement.

(3) For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-6.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below:

Product Supplement No. EA-03-09 dated March 7, 2023	Underlying Supplement No. 11 dated March 7, 2023

Prospectus Supplement and Prospectus each dated March 7, 2023

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

KEY TERMS (continued)
Maximum upside return at maturity:	$50.00 per note (5.00% of the stated principal amount). If the notes are not automatically redeemed and the underlying appreciates, the payment at maturity per note will not exceed the stated principal amount plus the maximum upside return at maturity.
Downside participation rate:	134%
Underlying return:	(i) The final underlying value minus the initial underlying value, divided by (ii) the initial underlying value

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, the accompanying product supplement contains important information about how the closing value of the underlying will be determined and about adjustments that may be made to the terms of the notes upon the occurrence of market disruption events and other specified events with respect to the underlying. The accompanying underlying supplement contains information about the underlying that is not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement in connection with your investment in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Closing Value. The closing value of the underlying on any date is its closing level on that date, as described in the accompanying product supplement.

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Citigroup Global Markets Holdings Inc.

Payment at Maturity Diagram

The diagram below illustrates the payment at maturity of the notes, assuming the notes have not previously been automatically redeemed, for a range of hypothetical underlying returns.

Investors in the notes will not receive any dividends with respect to the underlying. The diagram and examples below do not show any effect of lost dividend yield over the term of the notes. See “Summary Risk Factors—You will not receive dividends or have any other rights with respect to the underlying” below.

Payment at Maturity Diagram

■ The Notes	■ The Underlying
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Citigroup Global Markets Holdings Inc.

Hypothetical Examples of the Payment at Maturity

The table below indicates what your payment at maturity and total return on the notes would be for various hypothetical underlying returns, if the notes are not automatically redeemed prior to maturity. Your actual payment at maturity per note and total return on the notes will depend on the actual underlying return.

Hypothetical Underlying Return	Hypothetical Payment at Maturity per Note	Hypothetical Total Return on Notes at Maturity
100.000%	$1,050.00	5.000%
75.000%	$1,050.00	5.000%
50.000%	$1,050.00	5.000%
40.000%	$1,050.00	5.000%
30.000%	$1,050.00	5.000%
20.000%	$1,050.00	5.000%
10.000%	$1,050.00	5.000%
5.000%	$1,050.00	5.000%
2.000%	$1,020.00	2.000%
1.000%	$1,010.00	1.000%
0.000%	$1,000.00	0.000%
-1.000%	$1,013.40	1.340%
-2.000%	$1,026.80	2.680%
-5.000%	$1,067.00	6.700%
-10.000%	$1,134.00	13.400%
-20.000%	$1,268.00	26.800%
-29.999%	$1,401.99	40.199%
-30.000%	$1,000.00	0.000%
-40.000%	$1,000.00	0.000%
-50.000%	$1,000.00	0.000%
-75.000%	$1,000.00	0.000%
-100.000%	$1,000.00	0.000%

The examples below are intended to illustrate how, if the notes are not automatically redeemed prior to maturity, your payment at maturity will depend on the final underlying value. The examples are solely for illustrative purposes, do not show all possible outcomes and are not a prediction of what your actual payment at maturity on the notes will be. For ease of analysis, figures have been rounded.

The examples are based on a hypothetical initial underlying value of 100.00 and do not reflect the actual initial underlying value. For the actual initial underlying value, see the cover page of this pricing supplement. We have used this hypothetical value, rather than the actual value, to simplify the calculations and aid understanding of how the notes work. However, you should understand that your actual payment at maturity will be calculated based on the actual initial underlying value, and not the hypothetical initial underlying value used in the examples below.

Example 1. The hypothetical final underlying value is 103.00, resulting in an underlying return of 3.00%.

Payment at maturity per note = $1,000 + the note return amount

= $1,000 + ($1,000 × the underlying return, subject to the maximum upside return at maturity)

= $1,000 + ($1,000 × 3.00%, subject to the maximum upside return at maturity)

= $1,000 + $30.00, subject to the maximum upside return at maturity

= $1,030.00

In this scenario, the underlying has appreciated from the initial underlying value to the final underlying value, and the underlying return is less than the maximum upside return at maturity. As a result, your total return at maturity would equal the underlying return.

Example 2. The hypothetical final underlying value is 95.00, resulting in an underlying return of -5.00%.

Payment at maturity per note = $1,000 + the note return amount

= $1,000 + ($1,000 × the absolute value of the underlying return × the downside participation rate)

= $1,000 + ($1,000 × | -5.00% | × 134%)

= $1,000 + $67.00

= $1,067.00

PS-4

Citigroup Global Markets Holdings Inc.

In this scenario the underlying has depreciated from the initial underlying value to the final underlying value, but the final underlying value is greater than the barrier value. As a result, your total return at maturity would equal the absolute value of the underlying return multiplied by the downside participation rate.

Example 3. The hypothetical final underlying value is 150.00, resulting in an underlying return of 50.00%.

Payment at maturity per note = $1,000 + the note return amount

= $1,000 + ($1,000 × the underlying return, subject to the maximum upside return at maturity)

= $1,000 + ($1,000 × 50.00%, subject to the maximum upside return at maturity)

= $1,000 + $500, subject to the maximum upside return at maturity

= $1,050.00

In this scenario, the underlying has appreciated from the initial underlying value to the final underlying value, but the underlying return exceeds the maximum upside return at maturity. As a result, your total return at maturity would be limited to the maximum upside return at maturity, and an investment in the notes would underperform a hypothetical investment providing 1-to-1 exposure to the appreciation of the underlying without a maximum upside return at maturity.

Example 4. The hypothetical final underlying value is 50.00, resulting in an underlying return of -50.00%.

Payment at maturity per note = $1,000 + the note return amount

= $1,000 + $0

= $1,000

In this scenario, the underlying has depreciated from the initial underlying value to the final underlying value and the final underlying value is less than or equal to the barrier value. As a result, your payment at maturity per note would equal the $1,000 stated principal amount per note and you would not receive any positive return on your investment.

PS-5

Citigroup Global Markets Holdings Inc.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlying. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-7 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

▪	You may not receive any positive return on your investment in the notes. If the closing value of the underlying on any scheduled trading day is less than or equal to the barrier value, then the notes will be automatically redeemed and you will not receive any positive return on your investment. If the final underlying value is less than or equal to the barrier value or if the underlying return is 0%, you will not receive any positive return on your investment at maturity. As the notes do not pay any interest, even if you do receive a positive return at maturity, there is no assurance that your total return on the notes will be as great as could have been achieved on a conventional debt security of ours of comparable maturity. The notes are not appropriate for investors who require interest payments or the certainty of a positive return on their investment.

▪	The notes may be automatically redeemed on any scheduled trading day during the observation period. If the closing value of the underlying on any scheduled trading day during the observation period is less than or equal to the barrier value, the notes will be automatically redeemed. If the notes are automatically redeemed, they will cease to be outstanding and you will no longer have the opportunity to participate in the absolute value of the performance of the underlying on the final valuation date. Under these circumstances, you will be repaid the stated principal amount of your notes but you will not receive any positive return on your investment.

▪	Your potential for positive return from appreciation of the underlying is limited. If the notes are not automatically redeemed prior to maturity, the return potential of the notes in the event that the final underlying value is greater than the initial underlying value is limited by maximum upside return at maturity, even if the underlying appreciates by significantly more than the maximum upside return at maturity. If the underlying appreciates by more than the maximum upside return at maturity, the notes will underperform an alternative investment providing 1-to-1 exposure to the performance of the underlying. When lost dividends are taken into account, the notes may underperform an alternative investment providing 1-to-1 exposure to the performance of the underlying even if the underlying appreciates by less than the maximum upside return at maturity.

▪	Your potential for positive return from depreciation of the underlying is limited. If the notes are not automatically redeemed prior to maturity, the return potential of the notes in the event that the final underlying value is less than the initial underlying value is limited by the barrier value. Any decline in the final underlying value from the initial underlying value below the barrier value will result in the repayment of the stated principal amount of your notes at maturity, and you will not receive any positive return on your investment.

▪	Although the notes provide for the repayment of the stated principal amount at maturity or upon any automatic redemption, you may nevertheless suffer a loss on your investment in real value terms. This is because inflation may cause the real value of the payment at maturity or upon automatic redemption to be less at maturity or redemption than the real value of the stated principal amount of the notes at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return at a market rate. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪	The probability that the closing value of the underlying will be less than the barrier value on any scheduled trading day during the observation period or on the final valuation date will depend in part on the volatility of the underlying. “Volatility” refers to the frequency and magnitude of changes in the value of the underlying. In general, the greater the volatility of the underlying, the greater the probability that the underlying will experience a large decrease over the term of the notes and that the closing value of the underlying will be less than the barrier value on any scheduled trading day during the observation period or on the final valuation date. The underlying has historically experienced significant volatility. As a result, there is a significant risk that the closing value of the underlying will be less than the barrier value on any scheduled trading day during the observation period or on the final valuation date. The terms of the notes are set, in part, based on expectations about the volatility of the underlying as of the pricing date. If expectations about the volatility of the underlying change over the term of the notes, the value of the notes may be adversely affected, and if the actual volatility of the underlying proves to be greater than initially expected, the notes may prove to be riskier than initially expected.

▪	Investing in the notes is not equivalent to investing in the underlying or the stocks that constitute the underlying. You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying. The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the notes. If the underlying appreciates, or if it depreciates by up to the dividend yield, this lost dividend yield will cause the

PS-6

Citigroup Global Markets Holdings Inc.

notes to underperform an alternative investment providing for a pass-through of all dividends and 1-to-1 exposure to the performance of the underlying.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Sale of the notes prior to maturity may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying, dividend yields on the stocks that constitute the underlying and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the value and volatility of the underlying and a number of other factors, including the price and volatility of the stocks that constitute the underlying, the dividend yields on the stocks that constitute the underlying, interest rates

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Citigroup Global Markets Holdings Inc.

generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the value of the underlying may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	Our offering of the notes does not constitute a recommendation of the underlying. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlying is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the stocks that constitute the underlying or in instruments related to the underlying or such stocks, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying. These and other activities of our affiliates may affect the value of the underlying in a way that has a negative impact on your interests as a holder of the notes.

▪	The value of the underlying may be adversely affected by our or our affiliates’ hedging and other trading activities. We have hedged our obligations under the notes through CGMI or other of our affiliates, who have taken positions directly in the stocks that constitute the underlying and other financial instruments related to the underlying or such stocks and may adjust such positions during the term of the notes. Our affiliates also trade the stocks that constitute the underlying and other financial instruments related to the underlying or such stocks on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the value of the underlying in a way that negatively affects the value of the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines.

▪	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates may currently or from time to time engage in business with the issuers of the stocks that constitute the underlying, including extending loans to, making equity investments in or providing advisory services to such issuers. In the course of this business, we or our affiliates may acquire non-public information about such issuers, which we will not disclose to you. Moreover, if any of our affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against such issuer that are available to them without regard to your interests.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur, such as market disruption events or the discontinuance of the underlying, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your payment at maturity. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

▪	Adjustments to the underlying may affect the value of your notes. The publisher of the underlying may add, delete or substitute the stocks that constitute the underlying or make other methodological changes that could affect the value of the underlying. The publisher of the underlying may discontinue or suspend calculation or publication of the underlying at any time without regard to your interests as holders of the notes.

PS-8

Citigroup Global Markets Holdings Inc.

Information About the S&P 500® Index

The S&P 500® Index consists of the common stocks of 500 issuers selected to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. It is calculated and maintained by S&P Dow Jones Indices LLC.

Please refer to the section “Equity Index Descriptions— The S&P U.S. Indices” in the accompanying underlying supplement for additional information.

We have derived all information regarding the S&P 500® Index from publicly available information and have not independently verified any information regarding the S&P 500® Index. This pricing supplement relates only to the notes and not to the S&P 500® Index. We make no representation as to the performance of the S&P 500® Index over the term of the notes.

The notes represent obligations of Citigroup Global Markets Holdings Inc. (guaranteed by Citigroup Inc.) only. The sponsor of the S&P 500® Index is not involved in any way in this offering and has no obligation relating to the notes or to holders of the notes.

Historical Information

The closing value of the S&P 500® Index on May 3, 2024 was 5,127.79.

The graph below shows the closing value of the S&P 500® Index for each day such value was available from January 2, 2014 to May 3, 2024. We obtained the closing values from Bloomberg L.P., without independent verification. You should not take historical closing values as an indication of future performance.

S&P 500® Index – Historical Closing Values January 2, 2014 to May 3, 2024

PS-9

Citigroup Global Markets Holdings Inc.

United States Federal Income Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion is based on this treatment.

If you are a U.S. Holder (as defined in the accompanying product supplement), you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Although it is not clear how the comparable yield should be determined for notes that may be automatically redeemed before maturity, our determination of the comparable yield is based on the maturity date. We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Assuming you hold the notes until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the notes mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the notes at maturity as determined under the projected payment schedule.

Upon the sale, exchange or retirement of the notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We have determined that the comparable yield for a note is a rate of 5.387%, compounded semi-annually, and that the projected payment schedule with respect to a note consists of a single payment of $1,082.840 at maturity.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Non-U.S. Holders. Subject to the discussions below regarding Section 871(m) and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents Under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“Underlying Securities”) or indices that include Underlying Securities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations. However, the regulations, as modified by an Internal Revenue Service (“IRS”) notice, exempt financial instruments issued prior to January 1, 2025 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any Underlying Security and, therefore, should not be subject to withholding tax under Section 871(m).

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $5.00 for each note sold in this offering (or $0.00 for each note in the case of sales to fee-based advisory accounts). From this underwriting fee, CGMI will pay selected dealers not affiliated with CGMI a fixed selling concession of $5.00 for each note they sell to accounts other than fee-based advisory accounts. CGMI will pay selected dealers not affiliated with CGMI, which may include dealers acting as custodians, a variable selling concession of up to $5.00 for each note they sell to fee-based advisory accounts.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Global Markets Holdings Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Global Markets Holdings Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Global Markets Holdings Inc. and Citigroup Inc., respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinions set forth below of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., and Karen Wang, Senior Vice President – Corporate Securities Issuance Legal of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated February 14, 2024, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on February 14, 2024, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of, the trustee and that none of the terms of the notes nor the issuance and delivery of the notes and the related guarantee, nor the compliance by Citigroup Global Markets Holdings Inc. and Citigroup Inc. with the terms of the notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable.

In the opinion of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Global Markets Holdings Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Global Markets Holdings Inc. is validly existing and in good standing under the laws of the State of New York; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Global Markets Holdings Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Global Markets Holdings Inc., and the performance by Citigroup Global Markets Holdings Inc. of its obligations thereunder,

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are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York.

Alexia Breuvart, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Global Markets Holdings Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Global Markets Holdings Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

In the opinion of Karen Wang, Senior Vice President – Corporate Securities Issuance Legal of Citigroup Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the guarantee of such notes by Citigroup Inc. and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture, and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Karen Wang, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

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